Exhibit 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	2001	2002	2003	2004	2005	Three Months Ended March 31, 2006

Earnings
Pre-tax income*	$54,271	$29,705	$55,987	$72,779	$130,918	$43,396
Fixed charges	4,058	4,068	8,379	11,067	20,755	5,865

Total earnings	$58,329	$33,773	$64,366	$83,846	$151,673	$49,261

Fixed charges
Interest expense**	$3,596	$3,125	$7,352	$9,679	$18,815	$5,178
Rental interest factor	462	943	1,027	1,388	1,940	687

Total fixed charges	$4,058	$4,068	$8,379	$11,067	$20,755	$5,865

Ratio of earnings to fixed charges	14.4x	8.3x	7.7x	7.6x	7.3x	8.4x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.